SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated May 12, 2009 issued by Quebecor Inc.

PRESS RELEASE
JEAN-FRANÇOIS PRUNEAU
APPOINTED VICE-PRESIDENT, FINANCE
Montreal, May 12, 2009 – Pierre Karl Péladeau, president and CEO of Quebecor Inc., is pleased to announce that Jean-François Pruneau has been appointed Vice-president, Finance of Quebecor Inc. and Quebecor Media Inc. In this position, Mr. Pruneau will lead the company’s entire finance organization, including taxation, treasury, control and risk management. He will also oversee mergers and acquisitions and investor relations.
Mr. Pruneau will draw on the solid experience he has acquired at Quebecor since 2001, notably as Treasurer of Quebecor Media and its subsidiaries since 2005 and of Quebecor inc. since 2007. During these years, Mr. Pruneau managed many major projects, such as the financing for the takeover of the Vidéotron Group, an historic acquisition that proved highly strategic for the expansion of Quebecor. He also managed the financing for the acquisition of Osprey Media, a transaction which made Quebecor Canada’s leading newspaper publisher. More recently, Mr. Pruneau developed the financing plan for Vidéotron’s new advanced wireless services network, including the acquisition of spectrum licenses and the building of infrastructure, at an estimated total cost of $800 million to $1 billion.
“Jean-François has worked with us for many years and has been closely associated with the growth of Quebecor Media, as the company has undergone unprecedented expansion. I’m convinced he will achieve great success in his new position, which will enable him to participate even more closely in the strategic development of our business,” said Mr. Péladeau.
“I’m especially pleased with the confidence shown in me with this appointment. Quebecor is one of the strongest performers in its industry, with many growth opportunities. I’m proud to be part of the company and eager to take on this new challenge,” added Mr. Pruneau.
Before joining Quebecor, Mr. Pruneau worked at BCE Media and Canadian National. He holds a master’s degree in Management Science and is a member of the CFA Institute. Mr. Pruneau’s appointment takes effect today.
About Quebecor Inc.
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French language over the air television network in Québec, a number of specialty channels, and the English language over the air station Sun TV; Canoe Inc., operator of a network of English- and French language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the

United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:
Isabelle Dessureault
Vice President, Public Affairs
Quebecor Media Inc.
Telephone: 514.380.7501
isabelle.dessureault@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.
/s/  Claudine Tremblay

By:	Claudine Tremblay Vice-President and Secretary
Date: May 13, 2009